U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

SEC File Number  000-30831                   Cusip Number   14019A 10 7
                 ------------------          -----------------------------------

                                   [Check One]
|X|  Form 10-K  |_|  Form 20-F |_|  Form 11-K  | |  Form 10-Q

      |_|  Form 10-D  |_| Form N-SAR  |_|  Form N-CSR

                       For the Period Ended:       December 31, 2007

                       |_| Transition Report on Form 10-K

                       |_| Transition Report on Form 20-F

                       |_| Transition Report on Form 11-K

                       |_| Transition Report on Form 10-Q

                       |_| Transition Report on Form N-SAR

                  For the Transition Period Ended _____________

             Read Instructions [on back page] Before Preparing Form.
                              Please Print or Type

           Nothing in this form shall be constructed to imply that the
                Commission has verified any information contained
                                     herein

         If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification
                                    relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Capital Growth Systems, Inc.

Former Name if Applicable:

Address of Principal Executive Office [Street and Number]:
500 West Madison Street, Suite 2060

City, State and Zip Code:  Chicago, Illinois  60661

PART II - RULES 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                           [Check box if appropriate]

         |X| The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

         |X| The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's financial statements for the year ended December 31, 2007 could not be completed without unreasonable effort or expense. The Company's annual report on Form 10-KSB will be filed no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

[1] Name and telephone number of person to contact in regard to this notification

                       Mitchell D. Goldsmith        (312) 836-4006

[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

[3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      There is a significant change in results of operations between 2006 and 2007 as: (a) the Company's 2006 results included two divisions that are considered discontinued operations for 2007; (b) the 2006 results included operations of four acquired companies for less than four months, whereas 2007 reflects a full year for each; (c) the financing of the acquisitions late in 2006 was replaced in early 2007 with instruments that include warrants and related non-cash expense recognition of approximately $12 million; and (d) share-based compensation strategies also yielded non-cash expense for 2007 of approximately $14 million. Each of these matters has been previously reported in Forms 8-K and 10-Q and account for the fluctuation between annual periods.

            Capital Growth Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 2008               By: /s/ Jim McDevitt
                                         -----------------------------
                                         Jim McDevitt, CFO,
                                         Capital Growth Systems, Inc.


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations [See 18 U.S.C. 1001]

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this Chapter).